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                                                     Filed by Virata Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuantto Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                             Subject Company: Virata Corporation
                                                   Commission File No. 000-28157



On October 25, 2001, Virata Corporation held a conference call announcing its earnings for the fiscal second quarter ended September 30, 2001. The script of that call follows:

                         Virata - Conference Call Script
                                October 25, 2001
                                  5:30 a.m. PST

JAMES FRASER:
------------

Good morning, and thank you for joining us as we discuss Virata's results for the fiscal second quarter of 2002.

Before turning the call over to Charles Cotton, Chief Executive Officer of Virata, I would like to read the Company's Safe Harbor statement:

During the course of this call, the Company may make certain forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Due to continuing uncertainties in the Company's industry, the Company's degree of visibility on future revenues and earnings and our confidence level in forecast information is less than in past quarters.

Factors that might cause a difference include, but are not limited to, those relating to general business and economic conditions, evolving industry standards, the pace of development and market acceptance of our products, those of our customers and the DSL industry generally, the rate of DSL deployments, commercialization and technological delays or difficulties, changes in customer order patterns and the product volume of such


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orders, the financial condition of our customers, risks of customer loss, the impact of competitive products and technologies, competitive pricing pressures, manufacturing availability and risks, dependence on third party suppliers, the uncertainties associated with international operations, the possibility of our products infringing patents and other intellectual property of third parties, risks due to limited protection of our intellectual property, product defects, costs of product development, our ability to attract and retain employees, the company's ability to extract value from acquisitions, the risk that GlobeSpan's and Virata's businesses will not be integrated successfully; costs related to the merger; failure of the GlobeSpan or Virata's stockholders to approve the merger, manufacturing and government regulation and other economic, business, competitive and/or regulatory factors affecting Virata's businesses generally as set forth in Virata's filings with the Securities and Exchange Commission, including its Annual Reports on Form 10-K for the fiscal years ended 2000 and 2001, especially in the Management's Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Virata is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

In addition, with respect to the proposed GlobeSpan/Virata merger, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

A preliminary joint proxy statement/prospectus has been be filed with the Securities and Exchange Commission by GlobeSpan and Virata. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by GlobeSpan and Virata with the Commission at the Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from GlobeSpan and Virata when it is available. Please



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read the definitive joint proxy statement/prospectus carefully before making a decision concerning the merger.

With that, I am pleased to introduce and turn the call over to Charles Cotton.

Charles Cotton:
--------------

Good morning ladies and gentlemen and thank you for joining Andy Vought, Chief Financial Officer, and myself, to discuss Virata's financial results for the second quarter of fiscal 2002, ended September 30, 2001.

Revenue for the quarter was $30.2 million while the as adjusted loss per share was 8 cents.

In our July earnings call the theme was renewed growth in revenue and improvement in earnings, which are validated by the results we are announcing today. We see growth in revenue and improvement in earnings continuing, tempered however by caution as the world and our industry grapple with higher levels of uncertainty.

With that brief introduction, I will turn the call over to Andy Vought who will review the quarter's numbers with you in more detail. Following that, I will summarize some of the quarter's important developments, comment on our visibility for the third fiscal quarter of FY02 and then close with an update on the pending merger with GlobeSpan.

ANDY VOUGHT
-----------

Thank you Charles. For the quarter ended September 30, 2001, Virata reported revenues of $30.2 million, a 49 percent sequential increase versus the first quarter of fiscal 2002. The breakdown of this revenue is $28.2 million for semiconductors and $2.0 million in non-chip revenue, or approximately 93% and 7% of the total, respectively.

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As adjusted net loss for the quarter was $5.0 million; or 8 cents per pro forma basic share. This excludes $24.9 million of amortization of purchased intangible assets, National Insurance Contribution on stock options and stock compensation expense.

10% customers for the quarter were Ambit with approximately 63% and Siemens with approximately 12%. Geographically, 82% of revenues were to Asian customers, 13% to Europe, including Israel and 5% to North America. While we expect Ambit's share of revenues to decrease in the December quarter, we anticipate that they will remain a 10% customer.

Gross margin improved from 44% to 50% in the September quarter. Factors affecting margin improvement include reduced overhead, cost improvements on new products and mix.

Total operating expenses increased 6% to $24.5 million from $23.1 million in the July quarter.

R&D increased 19% sequentially to $15.4 million due to an increase in R&D staff and to support introduction of new products.

Sales and marketing expenses decreased 6% sequentially, to $5.0 million.

General and administrative costs decreased 15%. sequentially, to $4.1 million.

We exited the quarter with 435 employees, of whom 306 are engineers. All 15 additional employees are engineers.

Once again, we increased cash and investments quarter over quarter. At the end of the quarter, we had cash and investments of $492.4 million, $3.3 million higher than the prior quarter. Within this quarter's balance are investments with maturities over 12 months totaling $74.9 million.

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Working capital at the quarter end was $407.7 million and total stockholders'
equity was $806.6 million.

Our receivables balance decreased $0.7 million to $6.0 million in the quarter. Our days sales outstanding ratio decreased from 30 to 18 days.

Net inventories decreased from $13.9 million to $6.4 million, a 54% decrease, which follows a 30% inventory decrease in the previous quarter. This performance was largely related to the continued sell through of Helium inventory acquired and paid for in the December and March quarters.


CHARLES COTTON
--------------

Thank you Andy. I am now going to summarize some of the quarter's important developments, comment on our visibility for the third fiscal quarter of FY02 and then close with an update on the pending merger with GlobeSpan.

In terms of new product development, Virata launched two new Helium processors, as well as a new family of Nitrogen processors targeted at the fast growing home router category.

     a) The HeliumTM 210-80 and the Helium 100 processors were specifically designed to meet the various price, performance and feature requirements of broadband modems, bridges and routers. Utilizing a high-performance dual 80 MHz engine, the Helium 210-80 delivers the performance required to run sophisticated routing protocols, such as Virata's integrated firewall and security software, and also features a rich array of I/O capabilities for wireless and wireline home networking. Complementing the Helium 210-80, the Helium 100 was designed to meet the low-cost requirements of the broadband modem industry, where price/performance is critical for winning business with service providers.

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     b)   The NitrogenTM 210-80 processor is the first member of a new family of high-performance, low-cost communications processors designed for IP switch/router applications. Targeting the growing home router product category, the Nitrogen 210-80 processor features a specially-packaged version of Virata's Integrated Software on SiliconTM platform to deliver the world's first fully-integrated firewall, first Universal Plug and Play (UPnP) with NAT traversal and the industry's highest-performing home router solution announced to date. Virata complements the Nitrogen 210-80 processor with a complete home router kit consisting of the necessary hardware, software and reference designs customers need to bring home routers quickly and cost-effectively to the marketplace.

2. Virata also made substantial progress with its Universal Plug and Play software development kit, which is currently being used by software and hardware developers to add UPnP support to their products. While this occurred just after the quarter ended, we announced our first public UPnP win with SONICblue's ReplayTV digital video recorders, in which SonicBlue used our took kit to add UPnP support to their newest product.

3. In terms of design wins, Virata announced that it had extended its reach into the DSLAM line-card product category through a win with UTStarcom. UTStarcom has selected the Helium 210-80 as the line-card aggregator and controller for its next generation DSLAM products targeted at Central Office deployments. UTStarcom's new IP-DSLAM product will initially be deployed in Japan by Yahoo! BB.

Turning to current demand related issues, channel inventories were established in the September quarter to support new deployments in Asia. For these new deployments we expect to ship fewer units in the December quarter.

Consistent with my comments in previous quarters, OEMs do not place orders with us until they have secured orders and committed delivery schedules from their customers.


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Since many of these OEM orders are against Letters of Credit, our customer, not
Virata, controls the timing for delivery.

From an economic standpoint, the Bulls and the Bears offer different perspectives on the impact of the tragic events of September 11. In anticipation of less travel, the Bulls project increased demand for broadband services benefiting companies supplying DSL customer premises equipment and highlight Verizon as a company, which is taking positive steps to encourage this trend. The Bears point to recent announcements in the US by service providers such as SBC, Bell South and Sprint, which are scaling back their investments to extend broadband services. In addition they highlight the potential for reductions in consumer spending consistent with deteriorations in the economy.

Bluntly, it is not clear at this stage in the quarter, which if either of these trends will impact Virata's business in the December quarter. It remains the case that visibility has not returned and may never return to the levels experienced in the first half of calendar 2000.

Given these uncertainties and based on our current backlog and expectations for turns business, we project that our revenues will increase modestly in the third quarter of fiscal 2002. Excluding the impact of merger related expenses, we project that as-adjusted loss per share will also improve modestly to a $0.07 loss on a revenue base of $32-33 million.

Before turning the call over to questions, I want to comment on the recently announced, pending merger with GlobeSpan. After the merger is completed, Virata stockholders are expected to own approximately 47.5% of the combined company and GlobeSpan stockholders will own approximately 52.5%. The two companies share a vision to create a premier communications semiconductor and software enterprise. GlobeSpan is among the established leaders in DSL physical layer solutions, while Virata is a recognized leader in integrated software and communications processors for DSL applications. We view this merger as an opportunity for both companies and their respective employees, customers and shareholders to participate in the upside potential of an enterprise with


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enhanced scale and global presence. Our two companies have highly complementary products and technology road maps and share a common vision of the direction and potential of the DSL marketplace. Supported by world-class engineering resources and a strong cash position, the combined company, to be named GlobeSpan Virata, will be better able to provide and support next-generation integrated software and silicon networking solutions for the DSL broadband industry.

The merger is subject to HSR review and the approval of the stockholders of both GlobeSpan and Virata, among other conditions. On October 21, 2001 a preliminary joint proxy statement/prospectus relating to the proposed merger was filed with the SEC.

With that Andy and I will be pleased to respond to your questions.